

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 13, 2015

Raul Mansueto
Chief Executive Officer
Infinity Distribution Inc.
1980 Festival Plaza Dr., Ste. 530
Las Vegas, NV 89135

> **Re:** **Infinity Distribution Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 30, 2015**
> **File No. 333-206478**

Dear Mr. Mansueto:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2015 letter.

General

1. We note that you filed a Form 8-A on October 1, 2015 (File No. 000-55521) in response to prior comment 6. However, it appears that the Form 8-A fails to contain information responsive to Items 1 and 2 of Form 8-A. Additionally, please note that the OTCBB is not an exchange for purposes of Form 8-A. For additional guidance, consider Question 102.02 of our Exchange Act Forms Compliance and Disclosure Interpretations. Accordingly, please file an amended Form 8-A.

2. In response to prior comment 16 you removed disclosure concerning Mr. Mansueto and Ms. Gerona's lack of involvement in certain legal proceedings. Please confirm, if true,

that neither Mr. Mansueto nor Ms. Gerona has been involved in any of the legal proceedings set forth in Item 401(f) of Regulation S-K during the past ten years.

Prospectus Cover Page

3. We reissue prior comment 2. In this regard, your response to prior comment 2 states that you removed the proceeds table from the cover page; however, it appears that the table has not been removed. Please revise or advise.

Prospectus Summary, page 3

4. In response to prior comment 3 you revised to disclose that you intend to offer in the future a variety of services designed to assist Philippine exporters. Please further revise here and in your business section on page 20 to state that you do not currently offer any services, if true.

5. Your response to prior comment 5 indicates that you will need a minimum of $120,000 to operate for the next 12 months. However, disclosure elsewhere in your prospectus indicates that you will only need a minimum of $82,500 to operate for the next 12 months. For example, see disclosure in your prospectus summary, dilution, use of proceeds and management's discussion and analysis sections. Please revise to reconcile all such inconsistencies or advise.

Directors, Executive Officers, Promoter and Control Persons, page 22

6. Please advise whether Ms. Gerona is serving as a director. If Ms. Gerona is serving as a director, please revise the table on page 22.

Certain Relationships and Related Transactions, page 26

7. We reissue prior comment 18 in part. Please revise to clarify whether the indebtedness owed to Mr. Mansueto is related to the issuance of convertible promissory notes. If so, please revise to summarize the material terms of the convertible promissory notes, file the notes and revise the section titled 'Convertible Securities' on page 29, or advise.

Security Ownership of Certain Beneficial Owners and Management, page 27

8. We reissue prior comment 19 in part. In this regard, please revise the table to provide the required beneficial ownership information as of a more recent date. Additionally, revise to provide beneficial ownership of your directors and executive officers as a group. Lastly, revise to include shares underlying convertible notes that are convertible within 60 days or advise.

Part II – Information Not Required in Prospectus

Other Expenses of Issuance and Distribution, page 33

9.   Please revise to complete the other expenses of issuance and distribution table.

Financial Statements, page F-2

10.   We note that you have provided financial statements as of May 31, 2015. As you prepare
        your amended document, please be aware of the requirements set forth in Rule 8-08 of
        Regulation S-X regarding the age of the financial statements included in your filing.

Exhibits, page F-10

11.   In response to prior comment 23 you indicate that you have filed a form of subscription
        agreement as an exhibit; however, we were unable to locate the exhibit. Please include
        the exhibit with your next amendment.

Exhibit 5.1

12.   We note that you filed the legality opinion as Exhibit 5.1 in response to prior comment
        22; however, it appears the legality opinion is not signed. Please file a signed copy of the
        legality opinion with the last amendment you file before planned effectiveness.

Signatures

13.   In response to prior comment 24, Mr. Mansueto signed the registration statement on
        behalf of the company. If Mr. Mansueto is also your principal executive officer, please
        ensure that Mr. Mansueto also signs the registration statement in this capacity.
        Additionally, be advised that Form S-1 also requires the signatures of your principal
        financial officer, controller or principal accounting officer and at least a majority of your
        board of directors. If any person occupies more than one of the specified positions,
        indicate each capacity in which each person signs the registration statement. See
        Instructions 1 and 2 to Signatures of Form S-1.

        You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding
comments on the financial statements and related matters. Please contact Mitchell Austin,
Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs for

Mark P. Shuman
Legal Branch Chief
Office of Information Technologies
and Services

cc: Thomas C. Cook, Esq.
        The Law Offices of Thomas C. Cook